UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2nd, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (April 3, 2023).

Exhibit 99.2	Iraq: Agreement between Iraq and TotalEnergies (April 5, 2023).

Exhibit 99.3	TotalEnergies’ Cray Valley Affiliate Sells Three Product Lines to Pacific Avenue Capital Partners (April 11, 2023).

Exhibit 99.4	India: Delivery of the First Cargo to the Dhamra LNG terminal (April 17, 2023).

Exhibit 99.5	Disclosure of Transactions in Own Shares (April 17, 2023).

Exhibit 99.6	Disclosure of Transactions in Own Shares (April 24, 2023).

Exhibit 99.7	Canada: TotalEnergies accepts an offer from Suncor for its oil sands assets. TotalEnergies will distribute to its shareholders at least 40% of the cash-flow in 2023 (April 27, 2023).

Exhibit 99.8	First Quarter 2023 Results (April 27, 2023).

Exhibit 99.9	TotalEnergies announces the first interim dividend of €0.74/share for fiscal year 2023 an increase of more than 7% compared to 2022 (April 27, 2023).

Exhibit 99.10	TotalEnergies, number 2 in employee share ownership in Europe, launches its annual capital increase reserved for employees (April 27, 2023).

Exhibit 99.11	Annual Shareholders’ Meeting of May 26, 2023 & Climate: TotalEnergies adds to the agenda the advisory resolution submitted by a group of shareholders representing less than 1.4% of the capital and recommends that shareholders reject it (April 28, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 2nd, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer